Exhibit 10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 2-49007 on Form N-1A of our reports dated November 22, 2021, relating to the financial statements and financial highlights of BlackRock Sustainable Balanced Fund, Inc. (formerly known as BlackRock Balanced Capital Fund, Inc.) (“the Fund”), Master Advantage Large Cap Core Portfolio of Master Large Cap Series LLC and Master Total Return Portfolio of Master Bond LLC, appearing in the Annual Report on Form N-CSR of the Fund for the year ended September 30, 2021, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

April 8, 2022